

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 2, 2010

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9399832
Mr. Doron Turgeman
Chief Financial Officer
Internet Gold Golden Lines Ltd.
1 Alexander Yanai Street
 Petach Tikva 49277, Israel

> **RE: Internet Gold Golden Lines Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2010**
> **File No. 000-30198**

Dear Mr. Turgeman:

    We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

D. Risk Factors, page 5
 If we and B Communications do not maintain control of Bezeq …, page 12

1. We note your statement that "so long as we and B Communications maintain control of Bezeq, we and B Communications will not be deemed an investment company. Tell us how you had overcome the investment company hurdle as of the 2009 balance sheet date prior to your acquisition of Bezeq.

Finance Income, page 42
Investing Activities, page 36

2. As disclosed, finance income increased 385%, from NIS 22.7 million for the year ended December 31, 2008 to NIS 131.8 million for the year ended December 31, 2009 due primarily to the increase in the market value of your securities and also to the profit from the sale of marketable securities. Please expand your disclosures to further describe the nature of particular investments, transactions and conditions that enabled you generate a significant return in a difficult economic environment for financial markets.

3. We further note your statement that finance income will increase significantly in 2010 upon your consolidation of Bezeq. However, it is unclear from the financial information that you provided for Bezeq in Item 5.D how Bezeq could significantly impact your finance income on a prospective basis. Tell us more in detail the nature of Bezeq's investments and how they could enhance your investment returns, commencing in 2010.

Consolidated Statements of Income, page F-5
Consolidated Statements of Comprehensive Income, page F-6
Consolidated Statements of Cash Flows, pages F-8 and F-9

4. Please tell us how you complied with the disclosure and reporting requirements for discontinued operations as set forth in paragraphs 33 and 34 of IFRS 5.

Note 21 – Commitments and Contingencies, page F-60
A.   Contingent Liabilities, page F-60

5.   Please tell us how the Nortel settlement is reported in the financial statements.

Note 30A – Subsequent Events, page F-77

6. We note that on April 14, 2010, your majority-owned subsidiary, B Communications, completed the acquisition of 30.44% of Bezeq's outstanding shares and thus became the controlling shareholder of Bezeq. In this regard,
    *   We note that B Communications controls 53.8% of Bezeq's Board of Directors (7 of the total 13 directors). Please confirm to us that the board of directors control Bezeq and tell us and disclose how such control is maintained. We note the phantom stock option agreements between B Communications and its lenders and the control permit that requires parties to the control permit to maintain a 30% interest in Bezeq.
    *   Provide us your basis for the allocation of the purchase price and your basis of measurement for the noncontrolling interest. Include in your response how you are accounting for the phantom stock option agreement and the basis of accounting.

7. Please provide the disclosures as required under applicable subparagraphs B64 and paragraph B66 of IFRS 3 for the Bezeq acquisition. Refer to paragraphs 59 and 60 of IFRS 3.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director